Exhibit 12 (b)

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Six
Months Ended
June 30, 2004
(unaudited)

Net income	$11,153
Fixed charges:
Audit fees	26
Trustee fees	54
Administrative and consulting fees	622
Total fixed charges	702
Earnings before fixed charges	$11,855
Fixed charges, as above	702
Preferred securities dividend	19,345
Fixed charges including preferred securitiesdividends	$20,047
Ratio of earnings to fixed charges and preferred securities dividend	.59